Exhibit 1

KELLNER GROUP TO PROCEED WITH AIM DIRECTOR NOMINATIONS

AND PROXY SOLICITATION

Kellner Files Complaint in Delaware Court of Chancery to Enforce Stockholder Rights

Stockholders Should Not Be Distracted by Misleading Statements by AIM

Kellner Group Nominees Have Skills, Experience and Credibility Necessary for AIM to be Successful

Entrenched AIM Board Continues to Waste Corporate Cash and Resources in Attempt to Avoid Accountability to Stockholders

Ted D. Kellner, Todd Deutsch and Robert L. Chioini (collectively, the “Kellner Group”) issue the following statement on August 28, 2023:

As previously disclosed, on August 4th, Mr. Kellner delivered a notice (the “Notice”) of his intent to nominate himself, Mr. Deutsch and Mr. Chioini to the Board of Directors (the “Board”) of AIM ImmunoTech Inc. (“AIM” or the “Company”) for election at the 2023 Annual Meeting of Stockholders. The Notice was truthful, detailed and overinclusive, with over 20 pages of substantive responses to the requirements of the Company’s bylaws (and totaled 162 pages when including the attached required consents, agreements and director & officer questionnaires mandated by AIM). The Notice included all information material and relevant to the AIM Board. A copy of the Notice will be included as an exhibit to a Schedule 13D amendment to be filed by Mr. Kellner and Mr. Deutsch.

AIM’s rejection of the Notice is not surprising because Board members Equels, Mitchell and Appelrouth amended the advance notice provisions of the Company’s bylaws on March 28, 2023 to make them substantially more burdensome and ambiguous, and to include provisions specifically targeted at the Kellner Group and others like them who seek to bring accountability to the Board. The clear purpose, in our view, was to provide pretext to deny any nomination, no matter the disclosure provided. We believe the adoption of the amended bylaws, and the way they were applied to reject the Notice, are clearly improper. Therefore, on August 25th, Mr. Kellner filed a complaint in the Delaware Court of Chancery seeking declarations that the bylaw amendments are unlawful, that the application of the bylaw amendments by the Board to reject the Notice is unlawful and/or inequitable and that the applicable directors breached their fiduciary duties in adopting the bylaw amendments and rejecting the Notice. Mr. Kellner also filed a motion for expedited proceedings and will seek a trial on the merits prior to the 2023 Annual Meeting of Stockholders.

We urge AIM stockholders to disregard communications by AIM and its Board with respect to these matters because we believe these communications are designed to mislead and distract from the Board’s numerous failures.

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Despite claiming careful deliberation and taking almost three weeks to reject the Notice, on August 7th, just days after the Notice was received, AIM made a filing in the already twice-dismissed Section 13(d) action it commenced in the U.S. District Court for the Middle District of Florida attempting to revive that action by baselessly alleging deficient and misleading statements by the Kellner Group in relation to the nomination efforts.

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AIM also repeatedly claims to be open to constructive engagement with stockholders and to value their input, but the Board has made clear that it will not allow stockholders any say at all on who represents them. And the Board has made no attempt to engage in any dialogue whatsoever with the Kellner Group, despite Mr. Kellner and Mr. Deutsch each being long-term stockholders and collectively owning 6.5% of outstanding AIM stock – the largest stockholder or group of stockholders in the Company.

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The statement by Equels that the Kellner Group’s nomination efforts are motived by a desire for reimbursement of expenses is another attempt to mislead stockholders. The idea that Mr. Kellner and Mr. Deutsch - who have invested over $7 million in AIM, will bear the vast majority of the expense for the nomination effort and have no responsibility for expenses incurred in connection with the 2022 nomination effort (which, for the avoidance of doubt, they were not involved in) - are motivated by desire to obtain reimbursement for expenses is nonsense on its face and, in our view, cannot possibly represent a genuine belief. There is no basis to suggest that they are motivated by anything other than their desire to create value for stockholders as long-term, significant investors who have witnessed years of value destruction, inadequate performance, ineptitude, excessive compensation and malfeasance under the watch of Equels, Mitchell and Appelrouth.

These are just examples of a pattern and practice of a lack of transparency and what we believe are intentional attempts to mislead and distract stockholders.

The case for significant change in the AIM Board is simple:

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During Equels’s seven-plus year tenure as CEO, the AIM stock price has declined by more than 99% (on a split-adjusted basis). Since Equels, Mitchell and Appelrouth took control of the Board, the AIM stock price is also down 99%. To put it another way, if a stockholder invested $1,000 in AIM on the date Equels became CEO, that stockholder would have less than $10 today, close to a total loss.

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Clinical progress with the Company’s lead candidate, Ampligen, is woefully inadequate. While AIM has continued to tout all the different diseases Ampligen can treat, the reality is that AIM has spent very little of their cash on advancing company sponsored clinical trials. As a result, the company remains a long way away from any realistic chance of approvals and commercialization due to a lack of focus, urgency and expertise in advancing clinical programs during the seven years that Equels, Mitchell and Appelrouth have controlled the Board. During this time, the Company has suffered massive net losses, totaling almost $90 million from 2016 through 2022. Based on this track record, we do not believe that this Board can be trusted to oversee a successful clinical program through approvals and commercialization.

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Against this backdrop of abysmal performance, Mitchell and Appelrouth have approved egregious compensation for Equels. His reported compensation of almost $6 million over the last three years is clearly excessive for a company with a market capitalization stuck at around $30 million and that has suffered a 99% decline in stock price under Equels’s watch. In turn, Equels supports compensation for Mitchell and Appelrouth that is also completely out of step with director compensation at similarly situated companies. The result has been three straight failed say-on-pay votes, with approval rates in the last two years in the 16% range being among the absolute worst of the worst in the entire universe of U.S. public companies conducting these votes – in the 99th percentile (in a negative case).

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There has been utter failure to attract the institutional investors necessary to support clinical programs through regulatory approval and commercialization, destroying stockholder value in the meantime. Mr. Kellner and Mr. Deutsch are collectively the Company’s largest stockholder or group of stockholders with ownership of 6.5%. It has been years since any other stockholder or group disclosed a 5% ownership interest. Without any long-term investor interest, the Company has relied on dumping massive amounts of stock into the market through ATM programs, creating a significant overhang on the stock price and diluting existing stockholders. This situation is not due to a lack of promise for Ampligen. Rather, it is based on years of mismanagement, poor corporate governance, inadequate performance and a lack of credibility on the part of the Board. The Board continues to waste resources, attack stockholders and resist all accountability, and we believe it is clear that institutional healthcare investors simply do not trust this Board with their money.

For AIM to have any chance of success, change in the Board is needed. We do not believe stockholders (and potential stockholders, importantly) have any faith in the incumbent Board’s abilities or motivations. This was evident in the voting results at last year’s annual meeting. Beyond the atrocious say-on-pay results noted above, the two outside directors – Mitchell and Appelrouth – received “FOR” votes from less than 10% of outstanding shares and almost twice as many “WITHOLD” votes as “FOR” votes. Equels received “FOR” votes from only approximately 16% of outstanding shares. Despite this rebuke which amounts to a vote of no confidence from the Company’s stockholders, it is apparent to us that the Board has not, and will not, meaningfully change its ways.

We believe AIM will only have a chance to be successful when it has a Board with the discipline and expertise necessary to oversee a successful long-term clinical and commercialization program and that can serve as a respected steward of investor capital. Collectively, the Kellner Group nominees would bring a wealth of business, financial, clinical trial, life sciences and governance experience and much needed credibility to the Board. Biographical information for each of Mr. Kellner, Mr. Deutsch and Mr. Chioini is set forth below.

Biographies of Kellner Group Nominees

Ted D. Kellner, age 77, currently manages his personal and family investments after retiring in 2017 from his career as a portfolio manager at Fiduciary Management, Inc., an investment management firm that he founded in 1980. Fiduciary Management, Inc. currently manages approximately $14 billion in assets, pension and profit-sharing trusts, Taft-Hartley and public funds, endowments and personal trusts throughout the United States. He is also the Executive Chairman and Treasurer of Fiduciary Real Estate Development Inc., a business founded by Mr. Kellner in 1984 that owns and manages over $1.8 billion in multi-family residential units. Mr. Kellner previously served as a director of Metavante Technologies, Inc., a then publicly-traded company that provided banking and payments technologies to financial services firms, from 2007 to 2009, and Marshall & Ilsley Corporation, a then publicly-traded bank and financial holding company, from 2000 to 2011. He also served as a director of American Family Mutual Insurance Company from 2001 to 2018, and currently serves on the board of the Kelben Foundation, a family foundation focused on education and health programs. In addition, Mr. Kellner has received the Chartered Financial Analyst designation from the CFA Institute.

Todd Deutsch, age 51, is a private investor and entrepreneur. Since 2012, Mr. Deutsch has managed his family office. From 2009 to 2012, Mr. Deutsch was the Portfolio Manager/Principal at Bascom Hill Partners, a wealth management services company. Prior to running his family office and Bascom Hill Partners, Mr. Deutsch spent 20 years as a trader with Goldman Sachs and various hedge funds. Mr. Deutsch has been a member of the Esquire Financial Holdings, Inc., a publicly-traded financial holding company, board of directors since 2015 and serves on its Compensation Committee.

Robert L. Chioini, age 59, is the Managing Member of Bright Rock Holdings, LLC, a consultancy business founded by Mr. Chioini in 2019 that helps pharmaceutical drug and medical device companies successfully grow their businesses by providing financing, public listing, management, operations, licensing, clinical drug development, medical device development and corporate governance assistance, among other things. Mr. Chioini served as the Chief Executive Officer and a director of SQI Diagnostics, Inc. (OTCQX-US: SQIDF/TSX-V: SQD) from 2020 to 2021, a publicly-traded, vertically integrated diagnostic medical device company servicing the U.S. and Canadian diagnostic healthcare markets, where he provided executive leadership and revamped the business leading to a 200% increase in company valuation to a $155 million market capitalization. Mr. Chioini served as Chairman of the Board and Chief Executive Officer of Rockwell Medical, Inc. (NASDAQ: RMTI) (“Rockwell”), a publicly-traded pharmaceutical drug and medical device company that Mr. Chioini founded, from 1995 to 2018, where he provided executive leadership and built the business into a successful, publicly traded, vertically integrated company with four manufacturing plants, five distribution facilities and 330 employees servicing the U.S. and global dialysis healthcare markets becoming the 2nd largest dialysate supplier in U.S. that reached $980 million in valuation in 2015. At Rockwell, Mr. Chioini obtained 14 new U.S. FDA medical device approvals, assembled top-level clinical talent and successfully raised over $150 million to fund and execute successful human clinical studies for drug development and obtained four new U.S. FDA drug approvals (3-NDA, 1-ANDA). In addition, he managed global business development for Rockwell and secured multiple exclusive license agreements to commercialize products internationally that realized in aggregate approximately $100 million in upfront cash payments and milestone payments, plus ongoing sales royalties, drug purchases, profit split and equity purchase, with companies like Baxter International, Inc. and Wanbang Biopharmaceutical (a subsidiary of Shanghai Fosun Pharmaceutical Group Co., Ltd.). Mr. Chioini was responsible for leading all operations and strategic direction for Rockwell with full accountability for bottom-line factors.

Important Information and Participants in the Solicitation

The Kellner Group intends to file a proxy statement with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the upcoming annual meeting of stockholders of AIM.

THE KELLNER GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF AIM TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are each member of the Kellner Group (collectively, the “Participants”). As of the date hereof, Mr. Kellner is the record owner of 1,000 shares of the Company’s common stock (“Common Stock”) and the beneficial owner of 1,443,000 shares of Common Stock and Mr. Deutsch is the beneficial owner of 1,716,100 shares of Common Stock. Mr. Chioini does not own any shares of Common Stock. Together, the beneficial ownership of the Kellner Group is 3,159,100 shares of Common Stock, or approximately 6.5% of outstanding shares based on 48,670,427 shares of outstanding shares as of August 11, 2023 as reported in the Company’s Quarterly Report on Form 10-Q. ADDITIONAL INFORMATION CAN BE OBTAINED BY REVIEWING THE SCHEDULE 13D AND AMENDMENTS THERETO FILED WITH THE SEC BY MR. KELLNER AND MR. DEUTSCH, AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.